

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2011

Mr. Patrick Flynn
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810, 1000 AV Amsterdam
The Netherlands

> **Re:** **ING Groep N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed on March 17, 2011**
> **File Number: 001-14642**

Dear Mr. Flynn:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

General

1. Throughout the filing you disclose that you entered into an Illiquid Assets Back-Up Facility with the Dutch government on January 26, 2009 which closed on March 31, 2009. Under this agreement, you transferred 80% of the economic ownership of your Alt-A portfolio to the Dutch State. You also disclose that the European Commission has approved your Restructuring Plan as part of the process to receive approval for the government support measures. It does not appear that you have filed copies of the agreement or the plan. Please promptly file copies of the documents, including any amendments thereto, pursuant to Item 4 of the Instructions as to Exhibits of Form 20-F and confirm that you will incorporate by reference the documents into your next Form 20-F.

Item 5. Operating and financial review and prospects
Liquidity and Capital Resources
Contractual obligations, page 94

2. Please refer to your letter filed on July 15, 2009 in response to our comment letter dated June 4, 2009 related to the December 31, 2008 Form 20-F, in which you agreed to include interest in the contractual obligations table obligations beginning with the Form 20-F for the fiscal year ended December 31, 2009. It is not clear whether your contractual obligations table in your Forms 20-F for the years ended December 31, 2009 and 2010 include interest related to your contractual obligations. Please provide us proposed disclosure to be included in future filings to clarify including the amount of interest as of December 31, 2009 and 2010 by obligation and period within the table.

Item 18. Consolidated Financial Statements
Notes to the Consolidated Financial Statements
2.1.1 Accounting Policies for the Consolidated Annual Accounts of ING Group
Critical Accounting Policies
Insurance Provisions, Deferred Acquisition Costs (DAC) and Value of Business Acquired (VOBA), page F-12

3. Please provide us proposed disclosure to be including in future filings to describe which generally accepted accounting principles you look to in developing your accounting policy for your insurance activities. Please ensure your response addresses how this developed policy complies with the guidance in IFRS 4.

2.1.2 Notes to the Consolidated Annual Accounts of ING Group
31. Legal Proceedings, page F-87

4. Please provide us proposed disclosure to be included in future filings to include, where practicable, an estimate of the financial effect for each legal proceeding discussed. If it is not practicable to disclose this information, that fact should be stated. Please refer to paragraphs 86 and 91 of IAS 37.

2.2.3 Subsequent Events, page F-193

5. Please tell us how your change in accounting principle in January 2011 results in more relevant and reliable information than your previous policy. Refer to paragraphs 10 and 14 of IAS 8. In your response, also explain to us the method you used for the insurance provisions for Guaranteed Minimum Withdrawal Benefits for Life (GMWBL) on the Insurance US Closed Block VA book prior to January 1, 2011 and the method you are using subsequent to January 1, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant